Exhibit 99.1

Infosys Technologies Limited – Financial Release March 31, 2004	US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter and Year ended March 31, 2004

Infosys expects revenues to grow 30 - 31% in fiscal 2005

Becomes a billion dollar company; recommends stock dividend and one-time special cash dividend

Fremont, California – April 13, 2004

Highlights

Results for the quarter ended March 31, 2004

•	Stock dividend to ADS holders in the ratio of two for one (ie., one additional ADS for every one ADS held) subject to approval by shareholders. Consequent to this, the ratio for converting ADS into equity shares shall be fixed at one ADS for one equity share.

•	One time special dividend of Rs. 50 per ADS (equivalent to $ 1.15 per ADS at the prevailing exchange rate of Rs. 43.40 per US$) and a final dividend of Rs. 7.50 per ADS (equivalent to $ 0.17 per ADS at the prevailing exchange rate of Rs. 43.40 per US$). The dividends are payable on the ADSs outstanding prior to the stock dividend, at the prevailing exchange rate on the payment date and are subject to approval by the shareholders.

•	Fourth quarter revenues at $ 302.7 million, up 40.1% from the corresponding quarter last fiscal.

•	Earnings per American Depositary Share (ADS) increased to $ 0.58 from $ 0.40 in the corresponding quarter last fiscal.

•	38 new clients were added during the quarter for Infosys and its subsidiaries.

•	Gross addition of 2,849 employees for the quarter for Infosys and its subsidiaries.

•	25,634 employees as on March 31, 2004 for Infosys and its subsidiaries.

Outlook for the quarter ending June 30, 2004 and the fiscal year ending March 31, 2005

•	Consolidated net revenues expected to be between $ 314 million and $ 316 million for the quarter ending June 30, 2004, (growth of 34.6% to 35.4%) and between $ 1,381 million and $ 1,392 million for the fiscal year ending March 31, 2005; growth of 30 – 31%.

•	Consolidated earnings per ADS* expected to be $ 0.58 for the quarter ending June 30, 2004, (growth of 31.8%) and $ 2.61 for the fiscal year ending March 31, 2005; growth of 27.0%.

* Unadjusted for the proposed stock dividend as it is subject to approval by the shareholders in the Annual General Meeting to be held on June 12, 2004.

Infosys Technologies Limited (“Infosys” or “the company”) today announced financial results for its fourth quarter ended March 31, 2004. Revenues for the quarter aggregated $ 302.7 million, up 40.1% from $ 216.0 million for the quarter ended March 31, 2003.

Net income was $ 76.8 million ($ 53.1 million for the quarter ended March 31, 2003) and earnings per ADS was $ 0.58 ($ 0.40 for the quarter ended March 31, 2003).

“I am very pleased with our achievement of this historical milestone. The new journey has just begun and I am sure Nandan and his team will make it a great success,” said Mr. N. R. Narayana Murthy, Chairman and Chief Mentor.

“During the year, our revenues crossed the landmark figure of US$ 1 billion. We have grown from US$ 121 million, in 1999, to a consolidated revenue of US$ 1.06 billion in 2004,” said Nandan M. Nilekani, CEO, President and Managing Director. “Today, we have the required size, brand, compelling value proposition and ambition to build the next generation software services and consulting company.”

Infosys Technologies Limited – Financial Release March 31, 2004	US GAAP Press Release

“We have made substantial investments to enhance our end-to-end capability and expand our global footprint to new markets like Australia and China,” said S. Gopalakrishnan, Member of the Board and COO. “Our investment in Infosys Consulting, Inc., will enable us to leverage our Global Delivery Model in the consulting space to offer better value to our clients.”

The retail group saw the addition of a significant number of new corporations to its client portfolio. A leading consumer electronics retailer in the US has chosen Infosys to partner with it in its critical order-management and multi-channel integration initiatives. Infosys also started working with a major apparel retailer, catering mostly to teenagers, to enhance its core merchandise operations.

A leading international trade management solutions provider in the US chose Infosys to assist in the planning of its product development and global deployment. A significant addition to the list of clients in the high-tech space is one of the largest electronic manufacturing services companies in the world. Another leading software product company in the US engaged Infosys in the design, development and implementation of a key product for one of the company’s Fortune 500 clients.

“Our universe of Fortune 1000 clients has expanded, with 3 clients providing revenues of US$ 50 million each,” said Basab Pradhan, Head – World-wide Sales and Senior Vice President. “There is a strong desire among large corporations worldwide to leverage the offshore model. Our solutions and alliance strategy have evoked deep interest from our clients.”

“We added and successfully assimilated over 11,900 employees (gross) during the year. This is the highest addition so far. At over 25,600 employees, we have built the scale required to leverage our client relationships,” said K. Dinesh, Member of the Board and Head – Human Resource Development, Information Systems, Quality and Productivity and Communication Design Group.

“Our initiatives to enhance efficiency, to increase offshore effort, and also to create systems and processes to support rapid growth have been successful,” said S. D. Shibulal, Member of the Board and Head – World-wide Customer Delivery.

“We have successfully maintained our margins, despite the drop in price realization during the year and an appreciating rupee. Free cash flows have been the highest on record. We have absorbed the cost of a 52% increase in our employee base,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “We continue to balance the cash required for growth with that of enhancing returns to the shareholders. Our special one-time dividend payment is a reflection of our focus in this direction.”

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration,

Infosys Technologies Limited – Financial Release March 31, 2004	US GAAP Press Release

industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and on Form 6-K for the quarters ended June 30, 2003; September 30, 2003 and December 31, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Sandeep Shroff, U.S. +1 (510) 742-2960 sandeep_shroff@infosys.com	V. Balakrishnan, India +91 (80) 2852-0440 balakv@infosys.com

Media Relations	Lisa Kennedy, U.S.	Tina George, India
	+1 (510) 742-2946 lisa_kennedy@infosys.com	+91 (80) 2852-2408 tina_george@infosys.com

Infosys Technologies Limited – Financial Release March 31, 2004	US GAAP Press Release

Infosys Technologies Limited and its subsidiaries
Consolidated Balance Sheets as of March 31,

	In US$
	2003	2004
ASSETS
Current Assets
Cash and cash equivalents	$354,362,918	$444,553,465
Investment in liquid mutual fund units	—	217,604,513
Trade accounts receivable, net of allowances	109,119,856	150,102,586
Deferred tax assets	288,541	—
Prepaid expenses and other current assets	24,384,316	35,871,753
Unbilled revenue	19,702,186	23,725,119

Total current assets	507,857,817	871,857,436

Property, plant and equipment, net	157,194,190	228,419,168
Goodwill	—	7,834,269
Intangible assets, net	6,471,236	1,878,105
Deferred tax assets	7,264,885	7,381,530
Investments	4,613,833	470,420
Prepaid income taxes	4,452,678	68,963
Other assets	16,454,328	14,272,380

TOTAL ASSETS	$704,308,967	$1,132,182,271

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$426,611	$954,890
Client deposits	3,208,295	15,021,176
Other accrued liabilities	46,249,269	99,518,224
Deferred tax liabilities	—	210,200
Income taxes payable	—	21,626,600
Unearned revenue	13,202,115	14,711,639

Total current liabilities	63,086,290	152,042,729
Non-current liabilities
Preferred stock of subsidiary	10,000,000	21,557,448
Other non-current liabilities	5,217,758	5,001,628
Stockholders’ Equity
Common stock, $0.16 par value
100,000,000 equity shares authorized,
Issued and outstanding –66,243,078 and 66,641,056
as of March 31, 2003 and 2004, respectively	8,602,909	8,647,061
Additional paid-in capital	127,042,751	157,204,530
Accumulated other comprehensive income	(31,444,835)	40,084,033
Deferred stock compensation	(2,817,066)	—
Retained earnings	524,621,160	747,644,842

Total stockholders’ equity	626,004,919	953,580,466

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$704,308,967	$1,132,182,271

Infosys Technologies Limited – Financial Release March 31, 2004	US GAAP Press Release

Infosys Technologies Limited and its subsidiaries
Consolidated statements of income for the years ended March 31,

	In US$, except per share data
	2002	2003	2004
Revenues	$545,051,214	$753,807,025	$1,062,584,888
Cost of revenues (including amortization of stock compensation expenses of $2,999,457, $2,818,887 and $1,653,156)	293,031,689	417,359,025	602,289,263

Gross profit	252,019,525	336,448,000	460,295,625

Operating Expenses:
Selling and marketing expenses	27,113,122	55,649,913	76,811,466
General and administrative expenses	44,348,181	57,808,445	82,224,122
Amortization of stock compensation expenses	2,010,315	1,984,647	1,163,910
Amortization of intangible assets	—	2,360,799	6,980,074

Total operating expenses	73,471,618	117,803,804	167,179,572

Operating income	178,547,907	218,644,196	293,116,053
Other income, net	13,865,294	18,048,110	27,950,174

Income before income taxes	192,413,201	236,692,306	321,066,227
Provision for income taxes	27,946,892	41,822,265	50,775,927

Net income	$164,466,309	$194,870,041	$270,290,300

Earnings per equity share *
Basic	$2.51	$2.97	$4.11
Diluted	$2.49	$2.93	$4.05
Weighted equity shares used in computing earnings per equity share
Basic	65,556,648	65,571,002	65,695,077
Diluted	66,084,874	66,479,009	66,791,559

* 1 Equity Share = 2 ADS